Exhibit 99.1

Solarfun Issues Unaudited Financial Statements of First Quarter 2008

SHANGHAI, China -- Solarfun Power Holdings Co., Ltd. (the “Company”) (NASDAQ:SOLF), an established manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today issued adjusted unaudited financial statements for the quarter ended March 31, 2008 as a result of further review performed by the Company’s management.  These statements reflect certain adjustments of the Company’s earnings results for that period previously released on May 21, 2008. These adjustments primarily include:

(i) One of the Company’s polysilicon suppliers to whom it advanced $1.8 million for raw materials has failed to deliver agreed-upon quantities by the due dates.  Subsequent to its previous earnings release for the first quarter of 2008, the situation further evolved and the Company has therefore decided to take a $0.9 million provision, representing its current best estimate of the probable total loss.  This provision has been recognized as a non-cash expense under cost of revenues, which is reflected in the attached unaudited condensed financial statements.

(ii) Miscellaneous adjustments to general and administrative expenses, which decreased the Company’s general and administrative expenses in the first quarter of 2008 by RMB3.2 million ($0.5 million).

As a result of these adjustments, the total operating profit of the first quarter of 2008 was RMB141.7 million ($20.2 million), as compared to the previously reported RMB144.9 million ($20.7 million).  Net income was adjusted to RMB104.6 million ($14.9 million), or RMB2.15 ($0.30) per basic and diluted ADS, as compared to the previously reported RMB107.0 million ($15.3 million), or RMB2.21 ($0.32) per basic and diluted ADS.

The Company’s business outlook for 2008 remains unchanged from its previous estimates.

The following tables set forth the Company’s unaudited consolidated financial information for the three months ended March 31, 2007 and 2008, and as of March 31, 2008, both as previously reported as well as on an as-adjusted basis:

SOLARFUN POWER HOLDINGS CO., LTD. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Amounts in thousands of Renminbi (“RMB”) or U.S. dollars (“US$”), except for shares and per share data)

	For the three months ended
	March 31 2007 (Unaudited)	March 31 2007 (Unaudited, adjusted)	March 31 2008 (Unaudited)	March 31 2008 (Unaudited, adjusted)	March 31, 2008 (Unaudited, Adjusted)

	RMB	RMB	RMB	RMB	US$
Net revenue
Photovoltaic modules	190,475	190,475	1,151,507	1,151,507	164,219
Photovoltaic cells	266	266	29,734	29,734	4,240
Raw Materials	-	-	18,088	18,088	2,580

SOLARFUN POWER HOLDINGS CO., LTD. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Amounts in thousands of Renminbi (“RMB”) or U.S. dollars (“US$”), except for shares and per share data)

Total net revenue	190,741	190,741	1,199,329	1,199,329	171,039

Cost of revenue
Photovoltaic modules	(157,700)	(157,734)	(958,882)	(966,214)	(137,794)
Photovoltaic cells	(225)	(225)	(27,918)	(27,918)	(3,981)
Raw Materials	-	-	(15,136)	(15,136)	(2,159)

Total cost of revenue	(157,925)	(157,959)	(1,001,936)	(1,009,268)	(143,934)

Gross profit	32,816	32,782	197,393	190,061	27,105

Operating expenses
Selling expenses	(6,438)	(6,438)	(21,989)	(21,055)	(3,003)
G&A expenses	(15,892)	(15,892)	(25,685)	(22,520)	(3,212)
R&D expenses	(6,224)	(5,672)	(4,784)	(4,784)	(682)

Total operating expenses	(28,554)	(28,002)	(52,458)	(48,359)	(6,897)

Operating profit	4,262	4,780	144,935	141,702	20,208

Interest expenses	(5,308)	(5,308)	(26,669)	(26,669)	(3,803)
Interest income	9,557	9,557	2,381	2,381	340
Exchange losses	(11,253)	(11,253)	19,430	19,430	2,771
Other income	1,050	1,050	2,011	2,011	287
Other expenses	(331)	(331)	(12,323)	(12,323)	(1,758)
Government grant	20	20	124	124	18

Net (loss) income before income tax and minority interest	(2,003)	(1,485)	129,889	126,656	18,063

Income tax expenses	(424)	(981)	(19,488)	(18,730)	(2,671)
Minority interest	(105)	219	(3,363)	(3,363)	(480)

Net (loss) income	(2,532)	(2,247)	107,038	104,563	14,912

Net income attributable to ordinary shareholders	(2,532)	(2,247)	107,038	104,563	14,912

Net (loss) income per share
Basic	(0.0105)	(0.01)	0.4424	0.43	0.06

SOLARFUN POWER HOLDINGS CO., LTD. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Amounts in thousands of Renminbi (“RMB”) or U.S. dollars (“US$”), except for shares and per share data)

Diluted	(0.0105)	(0.01)	0.4424	0.41	0.06

Shares used in computation
Basic	240,023,776	240,014,754	241,954,744	241,181,882	241,181,882
Diluted	240,023,776	240,014,754	241,954,744	271,563,142	271,563,142

Net income (loss) per ADS(1)
Basic	(0.0527)	0.05	2.2119	2.17	0.31
Diluted	(0.0527)	0.05	2.2119	2.06	0.29

ADSs used in computation
Basic	48,004,755	48,002,951	48,390,949	48,236,376	48,236,376
Diluted	48,004,755	48,002,951	48,390,949	54,312,628	54,312,628

___________

(1)  Each ADS represents five ordinary shares.

SOLARFUN POWER HOLDINGS CO., LTD. CONSOLIDATED BALANCE SHEETS (Amounts in thousands of RMB or US$, except for shares and per share data)

	December 31 2007 (Audited)	March 31 2008 (Unaudited)	March 31 2008 (Unaudited, adjusted)	March 31 2008 (Unaudited, adjusted)

	RMB	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	272,928	595,158	595,158	84,877
Restricted cash	42,253	474,725	474,725	67,702
Accounts receivable, net	430,692	674,629	653,625	93,215
Inventories, net	728,480	760,775	780,851	111,359
Advance to suppliers - net	640,118	1,121,311	1,114,907	159,000
Other current assets	214,478	155,767	155,767	22,215
Deferred tax assets	3,026	4,381	5,065	722
Amount due from related parties	920	917	917	131

Total current assets	2,332,895	3,787,663	3,781,015	539,221

Non-current assets
Fixed assets – net	702,884	857,612	857,612	122,306
Intangible assets – net	94,282	93,800	93,800	13,377
Deferred tax assets	4,767	4,936	4,936	704
Long-term deferred expenses	214,385	200,026	200,026	28,526
Long-term investment	300	300	300	43

Total non-current assets	1,016,618	1,156,674	1,156,674	164,956

TOTAL ASSETS	3,349,513	4,944,337	4,937,689	704,177

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	965,002	1,003,082	988,082	140,913
Long-term bank borrowings, current portion	15,000	-	15,000	2,139
Accounts payable	141,709	187,965	187,965	26,806
Accrued expenses and other liabilities	135,395	142,199	140,503	20,038
Customer deposits	27,628	90,654	90,654	12,929
Deferred tax liability	-		689	98
Amount due to related parties	92,739	21,851	21,851	3,116

Total current liabilities	1,377,473	1,445,751	1,444,744	206,039

SOLARFUN POWERHOLDINGS CO., LTD. CONSOLIDATED BALANCE SHEETS (Ammounts in thousands of RMB or US$, except for shares and per share data)

Non-current liabilities
Long-term bank borrowings, non-current portion	-	170,000	170,000	24,244
Convertible notes payable	-	1,210,778	1,210,778	172,673
Long term payable	-	10,000	10,000	1,426
Deferred tax liability	9,038	8,990	8,990	1,282

Total non-current liabilities	9,038	1,399,768	1,399,768	199,625

Minority interests	100,420	111,783	111,783	15,942

Redeemable ordinary shares (par value US$0.0001 per share; nil and 45,098,055 shares issued and outstanding at December 31, 2007 and March 31, 2008, respectively)	-	32	32	4

Shareholders’ equity
Ordinary shares
(par value US$0.0001 per share; 400,000,000 shares authorized; 241,954,744 shares and 241,954,744 issued and outstanding at December 31, 2007 and March 31, 2008, respectively)	195	194	195	28
Additional paid-in capital	1,601,852	1,619,236	1,616,069	230,472
Statutory reserves	37,548	50,935	50,935	7,264
Retained earnings	222,987	316,638	314,163	44,803

Total shareholders’ equity	1,862,582	1,987,003	1,981,362	282,567

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	3,349,513	4,944,337	4,937,689	704,177

First Quarter 2008 Financial Results

The Company’s total net revenue in the first quarter of 2008 was RMB1,199.3 million ($171.0 million), representing an increase of 529% from RMB190.7 million in the first quarter of 2007.  The increase was primarily due to an increase in PV module shipments and an increase in average selling price, or ASP, in the first quarter of 2008.  Total PV module shipments and ASP were 40.3MW and $4.07 per watt, respectively, in the first quarter of 2008, compared to 6.5MW and $3.77 per watt in the first quarter of 2007.  Spain and Germany saw particular pricing strength and the Company also benefited from the strong Euro during the period.

The geographic breakdown of the Company’s net revenue in the first quarter of 2008 was as follows: Spain 44%, Germany 38%, France 7%, Italy 6%, and China 4%.  The Company’s customer base remained diversified with only two customers accounting for over 10% of the Company’s total net revenue.

The Company’s gross profit in the first quarter of 2008 was RMB190.0 million ($27.1 million), representing a substantial increase from RMB32.8 million in the first quarter of 2007.  The gross margin decreased to 15.8% from 17.2% in the first quarter of 2007.  The decrease in gross margin was largely attributable to the higher purchase costs of silicon-based materials in the first quarter of 2008.

The Company’s operating profit in the first quarter of 2008 was RMB141.7 million ($20.2 million), or 11.8% of total net revenue, compared RMB4.3 million, or 2.2% of total net revenue in the first quarter of 2007.  The decrease in operating margin was mainly due to the increase in gross profit and relatively constant total operating expenses.  In addition, the Company generally incurred lower operating expenses during the early part of the year.

Net income attributable to ordinary shareholders in the first quarter of 2008 was RMB104.6 million ($14.9 million), compared to net loss of RMB2.5 million in the first quarter of 2007.  Basic net income per ADS in the first quarter of 2008 was RMB2.15 ($0.30) per ADS, compared to net loss of RMB0.05 per ADS in the first quarter of 2007.

Financial Position as of March 31, 2008

As of March 31, 2008, the Company had cash and cash equivalents of RMB595.2 million ($84.9 million) and working capital of RMB2,336.3 million ($333.2 million).  Total bank borrowings were RMB1,173.1 million ($167.3 million).  On January 29, 2008, the Company placed $172.5 million of Convertible Senior Subordinated Notes due 2018.

Net accounts receivable rose to RMB653.6 million ($93.2 million) as of March 31, 2008, due to the higher level of revenue, but continued focus on cash management practices reduced days sales outstanding to 42, down from the 93 days in the first quarter of 2007.

Capital outlays in the first quarter of 2008 totaled RMB653.0 ($93.1 million), of which RMB137.7 million ($19.6) million was for capital expenditures and RMB515.3 million ($73.5 million) was for advances to suppliers.

Foreign Currency Conversion

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2008, which was RMB7.012 to $1.00.  No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2008, or at any other date.  The percentages stated in this press release are calculated based on Renminbi amounts.

Safe Harbor Statement

This news release contains forward-looking statements, as defined under the Private Securities Litigation Reform Act of 1995, such as the Company’s assessments relating to the ability of a polysilicon supplier to fulfill its commitments to the Company.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  The Company disclaims any obligation to update or correct this information.

About Solarfun Power Holdings Co, Ltd.

Solarfun Power Holdings Co, Ltd. manufactures ingots, PV cells and PV modules, and provides PV cell processing services and PV module processing services in China.  The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells.

SOLARFUN POWER HOLDINGS CO., LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008 and 2007

SOLARFUN POWER HOLDINGS CO., LTD.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Page

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Consolidated Balance Sheets as of March 31, 2008 and December 31, 2007	1
Unaudited Consolidated Statements of Income for the Three Months Ended March 31, 2008 and 2007	2
Unaudited Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2008 and 2007	3
Unaudited Consolidated Statements of Changes in Shareholders’ Equity for the Three Months Ended March 31, 2008 and 2007	4
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	5 – 23

SOLARFUN POWER HOLDINGS CO., LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS

		December 31,	March 31,
	Note	2007	2008	2008
		(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents		272,928	595,158	84,877
Restricted cash		42,253	474,725	67,702
Accounts receivable (net of allowance for doubtful accounts of RMB2,618,000 and RMB2,618,000 (US$373,360) as of December 31, 2007 and March 31, 2008, respectively)		430,692	653,625	93,215
Inventories - net	3	728,480	780,851	111,359
Advance to suppliers - net	4	640,118	1,114,907	159,000
Other current assets		214,478	155,767	22,215
Deferred tax assets	6	3,026	5,065	722
Amount due from related parties		920	917	131

Total current assets		2,332,895	3,781,015	539,221

Non-current assets:
Fixed assets – net		702,884	857,612	122,306
Intangible assets – net		94,282	93,800	13,377
Deferred tax assets	6	4,767	4,936	704
Long-term deferred expenses		214,385	200,026	28,526
Investment		300	300	43

Total non-current assets		1,016,618	1,156,674	164,956

Total assets		3,349,513	4,937,689	704,177

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	5	965,002	988,082	140,913
Long-term bank borrowings, current portion	5	15,000	15,000	2,139
Accounts payable		141,709	187,965	26,806
Accrued expenses and other liabilities		135,395	140,503	20,038
Customer deposits		27,628	90,654	12,929
Deferred tax liability		-	689	98
Amount due to related parties		92,739	21,851	3,116

Total current liabilities		1,377,473	1,444,744	206,039

Non-current liabilities:
Long-term bank borrowings	5	-	170,000	24,244
Government grant	10	-	10,000	1,426
Convertible bonds	9	-	1,210,778	172,673
Deferred tax liability	6	9,038	8,990	1,282

Total non-current liability		9,038	1,399,768	199,625

Commitments and contingencies	11

Minority interests		100,420	111,783	15,942

Redeemable ordinary shares (par value US$0.0001 per share; nil and 45,098,055 shares issued and outstanding at December 31, 2007 and March 31, 2008, respectively)	8	-	32	4

Shareholders’ Equity
Ordinary shares (par value US$0.0001 per share; 500,000,000 shares authorized; 241,954,744 shares and 241,954,744 shares issued and outstanding at December 31, 2007 and March 31, 2008, respectively)		195	195	28
Additional paid-in capital		1,601,852	1,616,069	230,472
Statutory reserves		37,548	50,935	7,264
Retained earnings		222,987	314,163	44,803

Total shareholders’ equity		1,862,582	1,981,362	282,567

Total liabilities, mezzanine equity and shareholders’ equity		3,349,513	4,937,689	704,177

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

		For the three months ended March 31,
	Note	2007	2008	2008
		(RMB’000)	(RMB’000)	(US$’000)
Net revenues:
Photovoltaic modules		190,475	1,151,507	164,219
Photovoltaic cells		266	29,734	4,240
Raw materials		-	18,088	2,580

Total net revenues		190,741	1,199,329	171,039

Cost of revenues:
Photovoltaic modules		(157,734)	(966,214)	(137,794)
Photovoltaic cells		(225)	(27,918)	(3,981)
Raw materials		-	(15,136)	(2,159)

Total cost of revenues		(157,959)	(1,009,268)	(143,934)

Gross profit		32,782	190,061	27,105

Operating expenses:
Selling expenses		(6,438)	(21,055)	(3,003)
General and administrative expenses		(15,892)	(22,520)	(3,212)
Research and development expenses		(5,672)	(4,784)	(682)

Total operating expenses		(28,002)	(48,359)	(6,897)

Operating profit		4,780	141,702	20,208

Interest expenses		(5,308)	(26,669)	(3,803)
Interest income		9,557	2,381	340
Exchange losses		(11,253)	19,430	2,771
Other income		1,050	2,011	287
Other expenses		(331)	(12,323)	(1,758)
Government grant		20	124	18

(Loss) Income before income taxes and minority interest		(1,485)	126,656	18,063

Income tax expense	6	(981)	(18,730)	(2,671)
Minority interest		219	(3,363)	(480)

Net (loss) income		(2,247)	104,563	14,912

Net (loss) income attributable to ordinary shareholders		(2,247)	104,563	14,912

Net (loss) income per share:
Basic	12	RMB (0.01)	RMB 0.43	US$ 0.06
Diluted	12	RMB (0.01)	RMB 0.41	US$ 0.06

Number of shares used in computation of net income per share:
Basic	12	240,014,754	241,181,882	241,181,882
Diluted	12	240,014,754	271,563,142	271,563,142

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended March 31,
	Note	2007	2008	2008
		(RMB’000)	(RMB’000)	(US$’000)

Cash flows from operating activities:
Net (loss) income		(2,247)	104,563	14,912
Adjustments to reconcile net income to net cash used in operating activities:
Minority interest		(219)	3,363	480
Depreciation and amortization		3,871	12,624	1,800
Amortization of long-term deferred expense		-	1,070	153
Inventories write down		-	(661)	(94)
Provision for doubtful collection of supplier advances		-	6,404	913
Stock compensation expense	7	8,444	5,661	807
Deferred tax benefit	6	(230)	(1,567)	(223)
Warranty provision		1,996	10,388	1,481
Others		(165)	5	1
Changes in operating assets and liabilities:
Restricted cash		4,860	(314,914)	(44,911)
Accounts receivable		(90,127)	(222,931)	(31,793)
Inventories		(110,356)	(51,710)	(7,374)
Advance to suppliers		(43,233)	(515,293)	(73,487)
Long-term deferred expenses		-	11,000	1,569
Other current assets		(25,753)	58,707	8,372
Amount due from related parties		732	3	-
Accounts payable		(17,976)	51,153	7,295
Accrued expenses and other liabilities		(249)	(2,995)	(427)
Amount due to related parties		(23,963)	2,157	308
Customer deposits		135	63,026	8,988

Net cash used in operating activities		(294,480)	(779,947)	(111,230)

Cash flows from investing activities:
Acquisition of fixed assets		(53,576)	(137,666)	(19,633)
Change of restricted cash		17,680	(117,558)	(16,765)

Net cash used in investing activities		(35,896)	(255,224)	(36,398)

Cash flows from financing activities:
Capital contributed by minority interest shareholder		-	8,000	1,141
Proceeds from issuance of redeemable ordinary shares		-	32	5
Proceeds from issuance of convertible bonds		-	1,210,778	172,672
Proceeds from exercise of stock options		416	8,557	1,220
Proceeds from short-term borrowings		61,756	560,261	79,900
Payment of short-term borrowings		(111,756)	(537,181)	(76,609)
Proceeds from long-term borrowings		-	170,000	24,244
Proceeds from government grant		-	10,000	1,426
Repayment of advances from related parties		-	(73,046)	(10,417)

Net cash (used in) provided by financing activities		(49,584)	1,357,401	193,582

Net (decrease) increase in cash and cash equivalents		(379,960)	322,230	45,954
Cash and cash equivalents at the beginning of year		1,137,792	272,928	38,923

Cash and cash equivalents at the end of year		757,832࠲	595,158	84,877

Supplemental disclosure of cash flow information:
Interest paid		5,338	19,919	2,841
Income tax paid		-	4,712	672
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in account payable, accrued expenses and other liabilities		23,152	19,315	2,755

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Retained earnings (deficits)	Total shareholders’ equity
			(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Balance as of January 1, 2007		239,994,754	193	1,565,524	16,024	96,474	1,678,215

Exercise of stock options	7	30,000	-	416	-	-	416
Share-based compensation	7	-	-	8,444	-	-	8,444
Net loss for the period		-	-	-	-	(2,247)	(2,247)
Appropriation of statutory reserves		-	-	-	1,722	(1,722)	-

Balance as of March 31, 2007		240,024,754	193	1,574,384	17,746	92,505	1,684,828

Exercise of stock options and vesting of restricted stock units	7	574,490	1	6,273	-	-	6,274
Share-based compensation	7	-	-	21,196	-	-	21,196
Shares issued to depository bank		1,355,500	1	(1)	-	-	-
Net income for the period		-	-	-	-	150,284	150,284
Appropriation of statutory reserves		-	-	-	19,802	(19,802)	-

Balance as of December 31, 2007		241,954,744	195	1,601,852	37,548	222,987	1,862,582

Exercise of stock option	7	699,165	-	8,557	-	-	8,557
Settlement of stock option exercised with shares held by depository bank		(699,165)	-	-	-	-	-
Stock compensation expenses	7	-	-	5,660	-	-	5,660
Net income for the period		-	-	-	-	104,563	104,563
Appropriation of statutory reserves		-	-	-	13,387	(13,387)	-

Balance as of March 31, 2008		241,954,744	195	1,616,069	50,935	314,163	1,981,362

Balance as of March 31, 2008, in US$’000			28	230,472	7,264	44,803	282,567

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

1.    ORGANIZATION AND BASIS OF PREPARATION

The accompanying unaudited interim condensed consolidated financial statements of Solarfun Power Holdings Co., Ltd. (the "Company'') and subsidiaries (collectively the "Group'') were prepared on a basis substantially consistent with the Company's audited consolidated financial statements for the year ended December 31, 2007.  These unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP'') for interim financial information and consequently do not include all disclosures normally required by generally accepted accounting principles for annual financial statements.  These financial statements and the notes thereto should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2007. In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the Group's consolidated financial position at March 31, 2008, its consolidated results of income, cash flows and changes in shareholders’ equity for the three months ended March 31, 2008 and 2007.  Interim period results are not necessarily indicative of results for a full-year period. The information pertaining to the consolidated balance sheet as of December 31, 2007 is derived from audited consolidated financial statements as of that date.

The Company expects that its business growth and ongoing operations require significant capital and in the past, the Company has met such requirements through internally generated cash flows and external debt and equity financing. The Company believes its existing sources of liquidity will be sufficient to fund its operations, working capital and other financing requirements over the next twelve months. In the opinion of management, if the existing cash and expected cash resources are insufficient to meet the Group’s working capital requirements, or if future business developments require additional liquidity, the Company will seek additional financing but there cannot be any assurances that such financing will be available to the Company on favorable terms, or at all. Should the Company be unable to obtain financing at levels necessary to meet its anticipated requirements or at commercially acceptable terms, future business operations may be adversely affected and may need to be curtailed or postponed.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

1.    BASIS OF PREPARATION (CONT’D)

As of March 31, 2008, the Company’s subsidiaries include the following entities:

Name of subsidiary	Date of incorporation/ establishment/ acquisition	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities

Linyang Solar Power Investment Holding Ltd. (“Linyang Solar Power”)	May 17, 2006	British Virgin Islands	100%	Investment holding
Solarfun Power Hong Kong Limited (“Solarfun HK”)	May 16, 2007	Hong Kong	100%	Investment holding and international procurement
Solarfun USA, Inc (“Solarfun USA”)	September 18, 2007	United States of America	100%	International sales
Solarfun Power Deutschland GmbH (“Solarfun Deutschland”)	February 14, 2008	Deutschland	100%	International sales
Jiangsu Linyang Solarfun Co., Ltd. (“Linyang Solarfun”)	August 27, 2004	The People’s Republic of China (the “PRC”)	100%	Development, manufacturing and sales of photovoltaic (“PV”) products to overseas customers
Shanghai Linyang Solar Technology Co., Ltd. (“Shanghai Linyang”)	March 29, 2006	The PRC	83%	Sales of PV products to PRC customers
Sichuan Leshan Jiayang New Energy Co., Ltd. (“Sichuan Leshan Jiayang”)	April 22, 2006	The PRC	55%	Dormant
Nantong Linyang New Energy Construction and Technology R&D Centre Co., Ltd. (“Linyang R&D”)	April 9, 2007	The PRC	100%	Research and development
Jiangsu Yangguang Solar Technology Co., Ltd. (“Yangguang Solar”)	July 31, 2007*	The PRC	52%	Manufacturing of silicon ingots
* Date of acquisition

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Convenience Translation

Amounts in US$ are presented for the convenience of the reader and are calculated at the noon buying rate of US$1.00 to RMB7.012 on March 31, 2008 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Use of Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

Accounting for Income Taxes and Uncertain Tax Positions

The Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”.  Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.  The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, the Group adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The cumulative effects of applying FIN 48, if any, is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Group’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007 nor did it have any impact on the Group’s financial statements for the three months ended March 31, 2008.

The Company has elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “other operating expenses” in the consolidated statements of income.  No such amounts have been incurred or accrued through March 31, 2008 by the Company.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’D)

Recent Accounting Pronouncement

In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007) “Business Combinations” (“SFAS 141(R)”), which requires the Group to record fair value estimates of contingent consideration and certain other potential liabilities during the original purchase price allocation, expense acquisition costs as incurred and does not permit certain restructuring activities previously allowed under EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” to be recorded as a component of purchase accounting. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Group will adopt this standard at the beginning of the Group's fiscal year ending December 31, 2009 for all prospective business acquisitions. The Group is currently evaluating the impact, if any, of this statement on its consolidated financial statements.

In December 2007, the FASB issued FASB Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS 160”), which requires noncontrolling interests in subsidiaries to be included in the equity section of the balance sheet. SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Group will adopt this standard at the beginning of the Group's fiscal year ending December 31, 2009 for all prospective business acquisitions. The Group is currently evaluating the impact, if any, of this statement on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133 and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group is currently evaluating the requirements of SFAS 161 and has not yet determined the impact, if any, that it will have on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”).  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”.  The Group is currently evaluating the requirements of SFAS 162 and has not yet determined the impact, if any, that it will have on its consolidated financial statements.

Comparative Figures

Certain figures have been reclassified to conform to the current period’s presentation.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

3.        INVENTORIES

	December 31,	March 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Raw materials	299,059	394,355	56,240
Work-in-progress	237,486	210,793	30,062
Finished goods	191,935	175,703	25,057

	728,480	780,851	111,359

As of December 31, 2007 and March 31, 2008, raw materials of approximately RMB38,858,000 and RMB38,558,000 (US$5,498,859), respectively, of the Group were held in custody by other parties for processing. Inventory write-off amounted to nil and RMB155,000 (US$22,105)for the three months period ended March 31, 2007 and 2008, respectively.

4.    ADVANCE TO SUPPLIERS

Advance to suppliers represents interest-free cash deposits paid to suppliers for future purchases of raw materials.  These deposits are required in order to secure supply of silicon due to limited availability.  The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and monitored on a regular basis by management.  A charge to cost of revenue will be recorded in the period in which a loss is determined to be probable and the amount can be reasonably estimated.  To date, the Group has not experienced any significant loss of supplier advances. However, as there is currently an industry-wide shortage of silicon and silicon wafers, certain of the Group’s raw materials suppliers have been delaying delivery or failed to deliver raw materials to the Group under these supply contracts. Consequently, in January 2008, the Group cancelled two of its raw material purchase contracts with one of its raw material suppliers amounting to approximately RMB45,339,000 (US$6,465,916). Upon termination of the contract, outstanding advances to this supplier amounting to RMB45,339,000 (US$6,465,916) have been transferred to newly renegotiated contracts.

During the three month period ended March 31, 2008, a provision for doubtful collection relating to advances made to one supplier was recorded in the amount of RMB6,404,000 (US$913,292).  No provision was made during the three months ended March 31, 2007.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

5.        BANK BORROWINGS

	December 31,	March 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Total bank borrowings	980,002	1,173,082	167,296

Comprised of:
Short-term	965,002	988,082	140,913
Long-term, current portion	15,000	15,000	2,139

	980,002	1,003,082	143,052
Long-term, non-current portion	-	170,000	24,244

	980,002	1,173,082	167,296

The short-term bank borrowings outstanding as of December 31, 2007 and March 31, 2008 bore an average interest rate of 6.3927% and 7.1163% per annum, respectively and were denominated in Renminbi.  These borrowings were obtained from financial institutions and had terms of one month to one year expiring at various times throughout the year.

As of March 31, 2008, short-term bank borrowings were secured/guaranteed by the following:

Amount	Secured/guaranteed by
(RMB’000)

50,000	Guaranteed by Huaerli (Nantong) Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company.

377,482	Jointly guaranteed by (i) Linyang Electronics Co., Ltd., a company whose controlling owner is also a significant shareholder of the Company, (ii) a significant shareholder of the Company together with his spouse, (iii) Qidong Huahong Electronics Co., Ltd., companies whose controlling owner is also a significant shareholder of the Company, and (iv) the Group’s land use right of RMB4,562,932 (US$650,732)

98,600	Jointly guaranteed by (i) Linyang Electronics Co., Ltd., (ii) Solarfun Power Holdings Co., Ltd.

60,000	Jointly guaranteed by (i) Linyang Electronics Co., Ltd., (ii) Huaerli (Nantong) Electronics Co., Ltd.

382,000	Guaranteed by Linyang Electronics Co., Ltd.

20,000	Jointly guaranteed by a significant shareholder of the Company and land use rights of RMB19,700,737(US$2,809,575)

988,082

The long-term bank borrowings outstanding at March 31, 2008 bore average interest rates of 7.74% per annum, and were denominated in Renminbi.  These borrowings were obtained from financial institutions and represented the maximum amount of the facility. The current portion of long-term borrowings will be due on December 20, 2008 and the non-current portion of borrowings will be due from March 25, 2009 to December 26, 2011.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

5.    BANK BORROWINGS (CONT’D)

As of March 31, 2008, long-term bank borrowings were secured/guaranteed by the following:

Amount	Secured/guaranteed by
(RMB’000)

15,000	Guaranteed by Linyang Electronics Co., Ltd.

170,000	Jointly guaranteed by (i) Jiangsu Qitian Group Co., Ltd., (ii) Linyang Solarfun

185,000

As of December 31, 2007 and March 31, 2008, the maturities of these long-term bank borrowings were as follows:

	December 31,	March 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Within one year	15,000	15,000	2,139
Between one to three years	-	170,000	24,244

	15,000	185,000	26,383

In July 2007, Linyang Solarfun entered into an agreement with Linyang Electronics, under which Linyang Solarfun agreed to pay a guarantee fee with an annual rate of 2.0% of the total bank borrowings guaranteed by Linyang Electronics.  As of March 31, 2008, the Group has accrued RMB4,939,312 (US$704,408) for the bank borrowings guaranteed by Linyang Electronics of RMB932,082,118 (US$132,926,714).

As of December 31, 2007 and March 31, 2008, unused short-term bank loan facilities amounted to approximately RMB231,332,000 and RMB225,299,000 (US$32,130,491), respectively.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

6.    INCOME TAXES

Income before income taxes and minority interest consists of:

	For the Three Months ended March 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Cayman Islands	(12,863)	(148,429)	(21,168)
The PRC	11,378	275,085	39,231

	(1,485)	126,656	18,063

The income tax expense (benefit) is comprised of:

	For the Three Months ended March 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Current	1,211	20,297	2,894
Deferred	(230)	(1,567)	(223)

	981	18,730	2,671

The reconciliation of tax computed by applying the statutory income tax rate of 25% (33% - 2007) applicable to PRC operations to income tax expenses is as follows:

	For the Three Months ended March 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Income tax computed at the statutory tax rate	(490)	31,664	4,516
Non-deductible expenses	25	771	110
Tax holidays	(2,424)	(16,056)	(2,290)
Preferential tax rate	(703)	-	-
Foreign rate differences	4,245	2,836	404
Deferred tax benefit including change in tax law	85	(163)	(23)
Changes in the valuation allowance	243	(322)	(46)

	981	18,730	2,671

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

6.    INCOME TAXES (CON’D)

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	For the three months ended March 31,
	2007	2008	2008
	(RMB)	(RMB)	(US$)

Basic	0.01	0.07	0.01

Diluted	0.01	0.06	0.01

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”), which is effective from January 1, 2008. The New Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, subject to the PRC EIT at the rate of 25% of worldwide income. However, the New Tax Law does not define the term “de facto management bodies”. As substantially all of the Company’s management is currently located in China, the offshore companies may be considered PRC resident enterprises and, therefore, subject to the PRC EIT at the rate of 25% on worldwide income effective January 1, 2008.

Under the New Tax Law and implementation regulations issued by the PRC State Council, PRC withholding tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”. Non-resident enterprises include those enterprises that do not have an establishment or place of business in the PRC, or those enterprises that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends are sourced within the PRC. If the Company is deemed to be a PRC “resident enterprise”, dividends distributed from the Company’s PRC subsidiaries to Solarfun HK and ultimately to the Company’s Cayman Islands Company, may be exempt from Chinese dividend withholding tax, and dividends from Cayman Islands Company to ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate.

Under the New Tax Law, domestically-owned enterprises and foreign-invested enterprises (“FIE”) are subject to a uniform tax rate of 25%. While the New Tax Law equalizes the tax rates for FIE and domestically-owned enterprises, preferential tax treatment (e.g. tax rate of 15%) would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, whether domestically-owned enterprises or FIE. The New Tax Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the New Tax Law and which were entitled to a preferential lower tax rate or tax holiday under the then effective tax laws or regulations. The tax rate of such enterprises will transition to the uniform tax rate within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the New Tax Law, may continue to be enjoyed until the end of the holiday.  Linyang Solarfun has filed its application to be qualified as a high-technology company which is pending governmental approval.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

6.    INCOME TAXES (CONT’D)

Deferred tax assets reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The components of deferred tax assets are as follows:

	As of December 31,	As of March 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Deferred tax assets:
Current:
- Warranty provision	2,620	3,918	558
- Inventory write-off	79	19	3
- Allowance for doubtful accounts	327	1,128	161

Net current deferred tax assets	3,026	5,065	722

Non-Current:
- Pre-operating expenses	1,340	1,266	181
- Tax losses	936	594	85
- Fixed assets	6,576	6,852	977
- Long-term deferred expense	260	247	35
- Other	35	35	5
Valuation allowance	(4,380)	(4,058)	(579)

Net non-current deferred tax assets	4,767	4,936	704

Deferred tax liabilities:
Current:
- Sales cut-off	-	689	98

Non-Current:
- Land use rights	9,038	8,990	1,282

In assessing the realizability of deferred tax assets, the Company has considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not realizable based on the weight of all available evidence.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

6.    INCOME TAXES (CONT’D)

As of December 31, 2007, the Group had a net tax operating loss carryforward of approximately RMB1,429,000 (US$203,793) attributed to one of its subsidiaries, Sichuan Leshan Jiayang and RMB2,930,000 (US$417,855) attributed to one of its subsidiaries, Yangguang Solar. Under Chinese tax regulations, net operating losses may be carried forward for up to five years. As of March 31, 2008, the net tax operating loss of Yangguang Solar and Sichuan Leshan Jiayang was RMB876,000 (US$124,929) and RMB1,429,000 (US$203,793), respectively. These net operating losses will expire beginning 2012, if not utilized.

As of March 31, 2008, the Group intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

FIN 48 Implementation

Effective from January 1, 2007, the Company adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Group’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007 nor did it have any impact on the Group’s financial statements for the three month periods ended March 31, 2007 and 2008, respectively.  The Company has elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of other operating expenses in the consolidated statements of income.  No such amounts have been incurred or accrued through March 31, 2008 by the Company. The Company has no material unrecognized tax benefit which would affect the effective income tax rate. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. Based on existing PRC tax regulations, the tax periods of Linyang Solarfun, Shanghai Linyang, Sichuan Leshan Jiayang, Yangguang Solar and Linyang R&D for the years ended December 31, 2004, 2005, 2006, 2007 and the three months ended March 31, 2008 remain subject to examination by the tax authorities.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

7.    SHARE OPTION PLAN

In November 2006, the Company adopted a stock option scheme (the “2006 Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company (the “2006 Option Plan Participants”). Under the 2006 Option Plan, the Company may issue options to the 2006 Option Plan Participants to purchase not more than 10,799,865 ordinary shares. All options granted under the 2006 Option Plan would expire on November 30, 2016 and generally vest over 3 to 5 years.  As of March 31, 2008, options to purchase 8,536,335 ordinary shares were granted and outstanding with exercise price ranging from US$1.80 to US$6.75 per share. Included in these options are 420,000 options that can be early exercised, at the discretion of the holders, into unvested 420,000 ordinary shares. If the holders’ services to the Company are terminated prior to the vesting of the unvested ordinary shares, the Company can repurchase them for the same price paid by the holders.

The following table summarized the Company’s share option activity under 2006 Option Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		(US$)	(Years)	(US$)

Outstanding, January 1, 2007	8,012,998	1.80
Granted	400,000	2.44
Exercised	(30,000)	1.80		36,180
Forfeited/Cancelled	(250,000)	2.44

Outstanding, March 31, 2007	8,132,998	1.81	9.67	5,710,961
Granted	4,505,667
Exercised	(474,500)	1.80		289,445
Forfeited	(4,058,665)

Outstanding, January 1, 2008	8,105,500	2.48
Granted	1,130,000	3.52
Exercised	(699,165)	1.80		1,606,962
Forfeited	-

Outstanding, March 31, 2008	8,536,335	2.65	8.67	2,791,064

Vested and expected to be vested at March 31, 2008	8,536,335	2.65	8.67	2,791,064

Exercisable at March 31, 2008	616,335	1.86	8.67	338,984

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$2.41 per ordinary share as of March 31, 2008 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on March 31, 2008.

The weighted-average grant-date fair value of options granted during the three months ended March 31, 2007 and 2008 were US$1.83 and US$2.46, respectively.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

7.    SHARE OPTION PLAN (CONT’D)

The aggregate fair value of the outstanding share options at the respective grant dates was determined to be RMB128,311,515(US$18,298,847) and such amount shall be recognized as compensation expense using the straight line method with graded vesting based on service condition.  Accordingly, approximately RMB8,444,000 and RMB4,310,000 (US$614,661) were recorded as compensation expenses with a corresponding credit to additional paid-in capital in the three months ended March 31, 2007 and 2008, respectively.

As of March 31, 2008, there was RMB109,668,003 (US$15,640,046) of unrecognized share-base compensation cost related to share options. That deferred cost is expected to be recognized over a weighted-average vesting period of 4.49 years. To the extent the actual forfeiture rate is different from original estimate, actual share-base compensation related to these awards may be different from the expectation.

On August 22, 2007, the Company’s Board of Directors approved the “2007 Equity Incentive Plan” (the “2007 Incentive Plan”).  The 2007 Incentive Plan permits the grant of Incentive Stock Options, Non-statutory Stock Options, Restricted Stock, Stock Appreciation Rights, Restricted Stock Units, Performance Units, Performance Shares, and other stock based awards to employees, directors and consultants of the Group(the “Participants”). Under the 2007 Incentive Plan, the Company may issue up to 10,799,685 ordinary shares plus an annual increase of 2% of the outstanding ordinary shares on the first day of the fiscal year, or such lesser amount of shares as determined by the Board of Directors. The 2007 Incentive Plan will expire on August 21, 2017.

By a resolution of the Board of Directors on November 30, 2007, 59,994 Restricted Stock Units (the “RSU”) were granted to the Company’s existing three independent directors and 7,500 RSUs were authorized to be granted to each of the independent directors annually from January 1, 2008.  Each RSU represents one American Depository Share (“ADS”) of the Company, which equals to five ordinary shares. Among the 59,994 RSUs, 19,998 RSUs will be vested on December 1, 2007 and the remaining 39,996 RSUs will be vested in batches of 9,999 RSUs every six months thereafter. The 7,500 RSUs granted to each of the independent director would vest in batches of 2,500 RSUs each year beginning from on January 1, 2009.

The following table summarized the Company’s RSU activity under 2007 Incentive Plan:

	Number of RSUs	Weighted average grant date fair value
		(US$)

Unvested, January 1 and March 31, 2007	-	-
Granted	59,994	16.35
Vested	(19,998)	16.35
Forfeited/Cancelled	-	-

Unvested, December 31, 2007	39,996	16.35
Granted	37,500	32.65
Vested	-	-
Forfeited	-	-

Unvested, March 31, 2008	77,496	24.24

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

7.    SHARE OPTION PLAN (CONT’D)

The aggregate fair value of the unvested RSUs at their respective grant dates was determined to be RMB15,463,402 (US$2,205,277) based on the quoted market value of the Company’s ordinary share at the grant date, and such amount shall be recognized as compensation expenses using the straight line method with graded vesting based on service condition.  RMB1,350,162 (US$192,550) was recorded as compensation expenses in general and administrative expenses with a corresponding credit to additional paid-in capital in the three months ended March 31, 2008.

As of March 31, 2008, there was RMB11,691,030 (US$1,667,289) of unrecognized share-base compensation cost related to RSUs. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.48 years. To the extent the actual forfeiture rate is different from original estimate, actual share-base compensation related to these awards may be different from the expectation.

For stock options granted before January 1, 2008, the fair value of each share option grant was estimated on the date of grant using the Black-Scholes option pricing model. For share options and RSU granted after January 1, 2008, the fair value of each award is estimated on the date of grant using a binomial-lattice option valuation model. The binomial-lattice model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial-lattice model takes into account variables such as volatility, dividend yield, and risk-free interest rate. However, in addition, the binomial-lattice model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. For these reasons, the Company believes that the binomial-lattice model provides a better estimate of fair value for its share based compensation plans.

The Company calculated the estimated fair value of share options on the grant date using the Black-Scholes Option valuation model or the Binomial-Lattice model for 2007 and 2008, respectively, with the following assumptions:

	Granted in 2007	Granted in 2008

Risk-free interest rate	3.85% - 5.05%	3.16% - 3.68%
Expected life (years)	5.25 – 6.29 years	Not applicable
Expected dividend yield	0%	0%
Expected volatility	65% - 86%	75%
Sub optimal early exercise factor	Not applicable	4 times
Fair value of options at grant date per share	From US$1.32 to US$4.87	From US$1.41 to US$4.19

Risk-free interest rates are based on zero coupon US risk free rate for the terms consistent with the expected life of the award at the time of grant. The Company has no historical exercise patterns as reference, expected life is based on management’s estimation, which the Company believes are representative of future behavior.  Expected dividend yield is determined in view of the Group’s historical dividend payout rate. The Company estimates expected volatility at the date of grant based on a combination of historical and implied volatilities from comparable publicly listed companies.  Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. Sub optimal early exercise factor is determined based on the times of historical exercise price over corresponding stock price at the exercise date.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

7.   SHARE OPTION PLANS (CONT’D)

Total compensation expense relating to share options and RSU recognized for the three months ended March 31, 2007 and 2008 is as follows:

	For the three months ended March 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Cost of revenue	366	1,281	183
Selling expenses	57	717	102
General and administrative expenses	6,477	2,598	370
Research and development expenses	1,544	1,065	152

	8,444	5,661	807

8.        REDEEMABLE ORDINARY SHARES

On January 29, 2008 and concurrently with the convertible bond issuance (see Note 9), the Company issued and sold 9,019,611 ADSs, representing 45,098,055 of the Company’s ordinary shares at the par value per share of US$0.0001.

The Company is entitled to repurchase any or all of the ADSs at par value on any business day after the entire principal amount of the Notes cease to be outstanding. Such rights will expire one month after the maturity of the Notes. In addition, the holders of the ADSs has the right to request the Company to repurchase the ADSs at par value at any time by giving prior notice. Since the holders have the ability to require the repurchase of the ADSs which is outside the control of the Company, the ordinary shares underlying the ADSs have been classified as mezzanine equity. All distributions received by the ADS holders are to be paid back to the Company.

9.  CONVERTIBLE BONDS

On January 29, 2008, the Company issued in aggregate principal amount of US$172,500,000 Convertible Senior Notes (“Notes”) due January 15, 2018 to third party investors (“the Holders”). The Notes bear interest at a rate of 3.5% per annum, payable on January 15 and July 15 of each year, commencing on July 15, 2008.

The Holder may require the Company to redeem all or a portion of the Notes on January 15, 2015, at a price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest. The Holder may also require the Company to redeem all or a portion of the Notes at a price equal to 100% of principal amount of the Notes to be repurchased plus accrued and unpaid interest upon the occurrence of a fundamental change, which is defined as a change in control or a termination of trading. In addition, the Company may redeem part or all of the Notes on and after January 20, 2015, at a price equal to 100% of principal amount of the Notes to be repurchased plus accrued and unpaid interest, provided the Company’s ADSs trading price meets certain conditions.

At the Holders’ option, the principal amount of the Notes may be converted into the Company’s ADSs initially at a conversion rate of 52.2876 per ADSs (equivalent to an initial conversion price of approximately $19.125 per ADS) per US$1,000 principal amount of the Notes, at any time prior to maturity. The applicable conversion rate will be subject to adjustments in certain circumstances.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

9.  CONVERTIBLE BONDS (CONT’D)

The Notes was initially recorded at the principal amount of RMB1,210,777,500 (US$172,500,000). Direct debt issuance costs of RMB41,562,270 (US$5,927,306) are deferred and amortized over the life of the Notes using the effective interest method.  For the three months ended March 31, 2008, the interest expense for the Notes was approximately RMB8,379,726 (US$1,195,055).

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the Notes under the requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). The conversion option did not qualify for derivative accounting because the conversion option, if freestanding, is indexed to the Company’s own shares and would be classified within shareholders’ equity. The redemption and put options did not qualify for derivative accounting because they are clearly and closely related to the debt host instrument.

No beneficial conversion feature was recognized as the effective conversion price of US$19.125 was higher than the fair value per ADS of the Company at the commitment date (January 29, 2008) of US$17.73.

10.  GOVERNMENT GRANT

During the three months ended March 31, 2008, Linyang Solarfun obtained government funding of RMB10,000,000 (US$1,426,127) for a project relating to the development of new technology for PV modules. Such funds are interest-fee and will be repayable upon the completion of the project which is expected to be in 2010.

11.   COMMITMENTS AND CONTINGENCIES

Acquisition of machinery

As of March 31, 2008, the Group had commitments of approximately RMB709,008,000 (US$101,113,520) related to acquisition of machinery.  The commitment for acquisition of machinery is expected to be settled within the next twelve months.

Operating Lease Commitments

The Group has entered into leasing arrangements relating to office premises that are classified as operating leases.  Future minimum lease payments for non-cancelable operating leases as at March 31, 2008 are as follows:

	March 31, 2008
	(RMB’000)	(US$’000)

9 months to December 31, 2008	32,076	4,575
2009	2,185	312
2010	2,160	308
2011	2,008	286
2012 thereafter	43	6

Total	38,472	5,487

The terms of the leases do not contain rent escalation or contingent rents.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

11.   COMMITMENTS AND CONTINGENCIES (CONT’D)

Purchase of Raw Materials

The commitments related to the contracts to purchase of raw materials as of March 31, 2008 are as follows:

	March 31, 2008
	(RMB’000)	(US$’000)

9 months to December 31, 2008	3,347,429	477,386
2009	2,005,189	285,965
2010	1,016,843	145,015
2011	1,100,937	157,007
2012 thereafter	3,125,669	445,760

Total	10,596,067	1,511,133

Income Taxes

Effective from January 1, 2007, the Company adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.  The Company has determined the impact of adoption of FIN 48 to be insignificant. Accordingly, the Company has not recorded any liabilities for adoption of FIN 48 for any of the periods presented.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

12.   INCOME PER SHARE

Basic and diluted net income per share for each period presented are calculated as follows:

	For the three months ended March 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)
Numerator:
Net income	(2,247)	104,563	14,912

Income attributable to ordinary shareholders-basic	(2,247)	104,563	14,912

Interest expense of convertible bonds	-	7,285	1,039

Income attributable to ordinary shareholders-diluted	(2,247)	111,848	15,951

Denominator:
Number of shares outstanding, opening	239,994,754	240,599,244	240,599,244
New ordinary shares issued in connection with exercise of options and vesting of RSUs	20,000	582,638	582,638

Weighted average number of shares outstanding – basic	240,014,754	241,181,882	241,181,882

Stock options and RSUs granted in connection with stock option plan	-	315,890	315,890
Additional shares outstanding in connection with convertible bonds	-	30,065,370	30,065,370

Weighted average number of shares outstanding – diluted	240,014,754	271,563,142	271,563,142

Basic net income per share	RMB (0.01)	RMB 0.43	US$ 0.06

Diluted net income per share	RMB (0.01)	RMB 0.41	US$ 0.06

As of March 31, 2007, the potential dilutive effect in relation to the stock options was excluded as they have an anti-dilutive effect.

13.   SEGMENT REPORTING

The Group operates in a single business segment, which is the development, manufacturing, and sale of PV related products.  The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the three months ended March 31,
	2007	2008	2008
	(RMB’000)	(RMB’000)	(US$’000)

Spain	89,591	532,511	75,943
Germany	48,550	459,124	65,477
France	27,334	88,153	12,572
Italy	-	66,541	9,489
China	3,135	48,387	6,901
Others	22,131	4,613	658

	190,741	1,199,329	171,040

All the long-lived assets of the Group are located in the PRC.

SOLARFUN POWER HOLDINGS CO., LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MARCH 31, 2008 AND
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2008

14.   SUBSEQUENT EVENTS

Subsequent to March 31, 2008, the following events occurred:

Acquisition of Yangguang Solar

On June 23, 2008, the Group has entered into an equity transfer agreement with Nantong Linyang Electric Power Investment Co., Ltd., Jiangsu Qitian Group Co., Ltd., and Jiangsu Guangyi Technology Co., Ltd. to acquire the remaining 48% equity interest in Yangguang Solar for an aggregate consideration of approximately RMB355 million (US$51 million). Subsequent to this acquisition, Yangguang Solar becomes a wholly-owned subsidiary of the Company.

Purchase Contracts

Subsequent to March 31, 2008, the Group entered into various one to eight years fixed quantity agreements with certain domestic suppliers to procure silicon wafers or ingots, with a planned total purchase amount of approximately RMB9,735,981,000 (US$1,388,474,187). The Group has paid advances to the suppliers amounting to RMB787,771,000 (US$112,346,121)under such purchase agreement. Certain of the contract prices are subject to renegotiation on a quarterly basis.